Capitolis Liquid Global Markets LLC

SEC FIRM ID #90103

Statement of Financial Condition as of January 31, 2025
and Independent Auditor's Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
26-00226

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 02/01/2024 AND ENDING 01/31/2025
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capitolis Liquid Global Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer   ☒ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11 W 42nd St, 15th Floor
                              (No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lindsey Baptiste	(212) 388-5201	Lindseyb@Capitolis.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
                    (Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003		34	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lindsey Baptiste, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capitolis Liquid Global Markets LLC, as of 1/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Rhona Gutierrez
Notary Public, State of New York
Registration No. 01GU6401069
Qualified in Richmond County
Commission Expires December 2, 2027

Notary Public

Signature:

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAPITOLIS LIQUID GLOBAL MARKETS LLC

TABLE OF CONTENTS

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Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

To the members of Capitolis Liquid Global Markets LLC

Opinion

We have audited the accompanying statement of financial condition of Capitolis Liquid Global Markets LLC (the "Company"), as of January 31, 2025, and the related notes (collectively referred to as the "financial statement").

In our opinion, the accompanying financial statement present fairly, in all material respects, the financial position of the Company as of January 31, 2025, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statement is issued.

Auditor's Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material

if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Deloitte & Touche LLP

April 1, 2025

STATEMENT OF FINANCIAL CONDITION
AS OF JANUARY 31, 2025

(in thousands)

ASSETS

Cash and cash equivalents	$ 80,725
Investments in securities, at fair value (cost $9,068,865)	10,015,049
Securities borrowed under agreement to return, at fair value	195,317
Accounts receivable from security-based swap dealer	6,089
Derivative contracts, at fair value	4,356
Dividends receivable	3,549
Interest receivable	475
Fee revenue receivable	657
TOTAL ASSETS	10,306,217

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Revolving loan facility from affiliated company	$ 9,793,249
Derivative contracts, at fair value	102,464
Obligation to return borrowed securities, at fair value	195,317
Securities loaned	37,907
Interest payable	53,863
Dividends payable	242
Due to affiliates	824
Accounts payable and accrued expenses	940
Total liabilities	10,184,806
MEMBERS' EQUITY	121,411
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 10,306,217

The accompanying notes are an integral part of the financial statements.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

NOTE 1.   DESCRIPTION OF BUSINESS

Capitolis Liquid Global Markets LLC (the "Company"), a Delaware limited liability company, is a conditionally registered security-based swap dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 ("SEA"). The Company was incorporated on December 14, 2022, and conditionally registered with the SEC to become a security-based swap dealer effective January 3, 2023, and commenced trading operations on December 5, 2023. The Company is owned by Capitolis MAPS LLC ("CMAPS"), a Delaware limited liability company, which is a wholly owned subsidiary of Capitolis Inc. (the "Parent"), a financial technology company founded on November 29, 2016.

The Company enters into security-based swaps with counterparties, which mainly consist of large global banks that are also registered as security-based swap dealers with the SEC or swap dealers that are registered with the CFTC. The security-based swaps typically take the form of total return swaps ("TRS") referencing equity securities. The Company also engages in certain hedging activities involving the purchase, sale or borrow of securities referenced in the TRS, with an intention to remain net market risk neutral.

Additionally, the Company enters into various funding agreements with Ionic Funding LLC ("IFLLC"), an affiliated company and wholly owned subsidiary of the Parent, which provides the Company with the ability to request loans under a revolving loan facility (the "Revolving Loan Facility").

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of Estimates— The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and related notes.

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of January 31, 2025, cash consists primarily of checking and savings deposits and cash held in money market fund accounts. The Company's cash balances exceed those that are federally insured. To date, the Company has not recognized any losses caused by uninsured balances.

Investment Transactions— Investment transactions are accounted for on a trade-date basis.

Accounts and Fee Revenue Receivable— Accounts and fee revenue receivable represent amounts due to the Company from customers, counterparties, or other entities in the normal

course of business. These balances primarily arise from the sale of goods and services, as well as other financial transactions, including amounts due from financial institutions, security-based swap dealers, or related parties. Account receivables are recognized at their transaction price and subsequently measured at amortized cost, net of any allowance for doubtful accounts; no allowance was recorded as of January 31, 2025. Accounts receivable from security-based swap dealer represented cash delivered to a single counterparty as collateral for variation margin.

Interest Expense—Interest expense incurred on the Revolving Loan Facility is included in the interest expense line on the Statement of Operations.

Income Taxes— The Company's operations are based in the United States and is classified and treated as a partnership for U.S. federal income tax purposes. The partners of the Company report their share of the Company's income and loss on their income tax returns.

There is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken, or expected to be taken, on the tax return for the fiscal year end January 31, 2025. The Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next 12 months. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits for all open tax years, for the fiscal year ended January 31, 2025, the Company did not incur any interest or penalties.

The Company is subject to income tax examinations by federal and state authorities since inception. The Company's open years for audit by the income tax authorities are 2023 and subsequent years.

Fair Value Measurements— Fair value accounting is applied for all assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows the established framework for measuring fair value and expands disclosures about fair value measurements (see Note 3).

Financial Assets and Liabilities— Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be traded on an exchange (exchange-traded) or they may be privately negotiated contracts, which are usually referred to as OTC derivatives. The company has not transacted in any OTC derivatives that cleared and settled through central clearing counterparties and has only transacted in bilateral contracts between two counterparties. The Company's derivative financial instruments primarily consist of TRS. A TRS transfers the risks relating to economic performance of a reference obligation from the protection buyer to the protection seller in exchange for a rate of interest. These instruments are recorded at fair value based on available market data and classified within level 2 of the fair value hierarchy.

The Company enters into TRS which involves the exchange by the Company and a counterparty of their respective commitments to pay or receive a net amount based on the change in fair value of a particular security and the notional amount of the swap contract.

In the normal course of business, the Company uses TRS derivative contracts which are subject to counterparty risk, due to potential inability of its counterparty to meet the terms of its contracts. The Company's TRS derivative contracts have exposure to changes in fair value of the underlying equities referenced in each transaction however as the TRS derivative contracts are fully hedged, the Company limits the risk of equity price movement.

Securities Borrowed and Securities Loaned—Securities borrowing and lending agreements represent collateralized financing transactions and are generally documented under industry standard agreements. Securities borrow transactions require the Company to deposit cash or other collateral with the lender, and in securities loan transactions, the Company receives collateral, in the form of cash or other collateral, in an amount generally in excess of the market value of securities loaned. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received on a gross basis. The Company monitors the fair value of the securities loaned on a regular basis and adjusts the cash received, as appropriate. The initial collateral advanced or received approximates or is greater than the market value of securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or returned, as necessary. Cash received for securities loaned is considered Restricted cash and reported on the Statement of Financial Condition. Securities borrowed and subsequently rehypothecated for collateral purposes are represented as an asset, Securities borrowed under agreement to return, at fair value, and liability, Obligation to return borrowed securities, at fair value, on the Company's Statement of Financial Condition.

Accrued interest income and expense related to securities borrowing and lending transactions are recorded in interest receivable and interest payable, respectively, in accordance with US GAAP in the accompanying Statement of Financial Condition.

Recent Accounting Pronouncements—In the preparation of these financial statements, the Company has considered all applicable accounting pronouncements issued by the FASB through January 2025.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve the disclosures about reportable segments and include more detailed information about a reportable segment's expenses. This ASU also requires that a public entity with a single reportable segment, like the Company, provide all of the disclosures required as part of the amendments and all existing disclosures required by Topic 280. The ASU should be applied retrospectively to all prior periods presented in the financial statements and is effective for fiscal years beginning after December 15, 2023. The adoption did not have an impact on the Company's financial condition or results of operations. For additional information, see Note 8 - Segment Information.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company reports all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and
Level 3	Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The following table summarizes the levels in the fair value hierarchy into which the Company's investments fall as of January 31, 2025.

	Level 1		Level 2		Level 3		Total	
Assets:								
Cash equivalents	$	49,861	$	–	$	–	$	49,861
Corporate equities		9,950,520		–		–		9,950,520
American Depositary Receipts		64,529		–		–		64,529
Securities borrowed		-		195,317		–		195,317
Total return swaps, net		-		4,356		–		4,356
Total assets:	$	10,064,910	$	199,673	$	–	$	10,264,583
Liabilities:								
Total return swaps, net	$	–	$	102,464	$	–	$	102,464
Obligation to return borrowed securities		–		195,317		–		195,317
Securities loaned		–		37,907		–		37,907
Total liabilities:	$	–	$	335,688	$	–	$	335,688

For the fiscal year ended January 31, 2025, there are no financial instruments classified within Level 3 and no transfers between levels.

Investment Securities

Common stock, American depository receipts and money market funds, included within the Cash & Cash Equivalents line in the preceding table, with values based on quoted market prices in

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

active markets for identical assets are classified within level 1 of the fair value hierarchy. These securities include active listed equities. U.S Treasury notes are classified as "on the run" or "off the run." On the run US Treasury notes are investments with a fair value based on the quoted market prices and are generally classified within level 1 of the fair value hierarchy. Off the run US Treasury notes are investments with a fair value based on the quoted market prices and are generally classified within level 2 of the fair value hierarchy.

The Company holds equity securities that are traded on national securities exchanges and are valued at their last reported sales price. The fair value of Investments in securities as of January 31, 2025 are $10,015,049 with a cost basis of $ 9,068,865.

Derivative Contracts

Derivative contracts can be privately negotiated over-the-counter ("OTC"). OTC derivatives, such as security-based swaps, with inputs that can generally be corroborated by market data are therefore classified within level 2.

NOTE 4.   DERIVATIVE FINANCIAL INSTRUMENTS

The Company's equity swap notional amount is $9,835,253 as of January 31,2025. The following table represents the Company's average month-end equity swap notional amount for the year ended January 31, 2025 as an accurate representation of the exposure amount presented for the TRS based on the fair value of the underlying referenced equity shares.

Primary underlying risk	Long exposure Notional amounts	Short exposure Notional amounts
Equity risk		
Total return swaps	$ –	$ 7,617,094

The following table identifies the fair value amounts of derivative contracts included in the Statement of Financial Condition at January 31, 2025. Balances are presented on a gross basis, before application of the effect of counterparty and collateral netting. Total derivative assets and liabilities are adjusted on an aggregate basis to consider the effects of master netting arrangements and the offsetting cash collateral receivables and payables, if any, with the Company's counterparties.

Type of contracts	Derivative assets	Derivative liabilities
Equity risk		
Total return swaps	$ 55,806	$ 185,732
Gross total	**55,806**	**185,732**
Less: Effect of counterparty netting provisions	**(51,450)**	**(51,450)**
Less: Effect of collateral netting	**-**	**(31,818)**
Total	**$ 4,356**	**$ 102,464**

The Company is required to disclose the impact of offsetting assets and liabilities represented in the Statement of Financial Condition to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on its financial position for recognized assets and liabilities. These recognized assets and liabilities are financial instruments and derivative instruments that are either subject to an enforceable master netting arrangement or similar

agreement or meet the following right of setoff criteria: the amounts owed by the Company to another party are determinable, the Company has the right to set off the amounts owed with the amounts owed by the other party, the Company intends to set off, and the Company's right is enforceable at law.

The following table presents both gross and net information about derivative contracts eligible for offset on the Statement of Financial Condition as of January 31, 2025 when a legally enforceable master netting agreement or similar agreement exists:

				Gross Amounts not Offset in the Statement of Financial Condition		
Description	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Financial Instruments	Collateral Received/Paid	Net Amount
Derivative Assets						
Total return swaps	$ 55,806	$ (51,450)	$ 4,356	$ –	$ –	$ 4,356
Total	$ 55,806	$ (51,450)	$ 4,356	$ –	$ –	$ 4,356
Derivative Liabilities						
Total return swaps	$ 185,732	$ (83,268)	$ 102,464	$ –	$ –	$ 102,464
Total	$ 185,732	$ (83,268)	$ 102,464	$ –	$ –	$ 102,464

In certain cases, the terms of the TRS agreement between the Company and its counterparties require that the Company post margin in a form other than equity securities. Accordingly, pursuant to a Master Securities Lending Agreement, the Company pledged equity securities with a fair market value of $175,384 as collateral in exchange for a loan of U.S. Treasury notes and subsequently pledged the US Treasury notes to the security-based swap counterparty to satisfy the margin requirement. In accordance with US GAAP, the US Treasury notes, with a fair market value of $195,317 have been reflected as an asset with the corresponding liability reflecting the Company's obligation to return the US Treasury notes in the accompanying Statement of Financial Condition as of January 31, 2025.

Securities loaned are carried at the amounts of cash collateral received. The Company monitors the market value of securities loaned on a daily basis, with additional collateral obtained or returned, as necessary. As of January 31, 2025, the Securities loaned balance is $37,907.

NOTE 5. **RELATED-PARTY TRANSACTIONS**

The Company may enter into transactions with persons or entities that are considered related parties due to common ownership, control, or significant influence. The Company has reviewed its transactions and relationships to identify any that might be classified as related party transactions in accordance with the relevant accounting standards.

In the normal course of business, the Company enters into transactions with related parties, including the Parent, and certain other affiliates.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

Balances with related parties included on the Statement of Financial Condition are as follows:

	January 31, 2025
Revolving Loan Facility with affiliated companies	$ 9,793,249
Interest payable	54,105
Intercompany payable	824

As of January 31, 2025, the aggregate amount outstanding under the Revolving Loan Facility was $9,793,249 with an effective rate of 4.755% and individual rates ranging from 4.534% to 4.968%. The loans made pursuant to the Loan Agreements have various maturity dates from February 5, 2025, to May 2, 2025, and have a duration corresponding to that of the TRS transaction between the Company and the TRS counterparty.

NOTE 6.   MEMBERS' EQUITY

The Company's equity includes two classes capital contributions: General and Participating. As of January 31, 2025, the Company's equity from its General Member is $28,000 from the Parent directly or indirectly through an intermediate subsidiary, CMAPS, and (2) $88,100 from IFLLC, as the Participating Member, of which $50,000 was contributed during the fiscal year ended January 31, 2025. General membership interest holders have general voting rights in the Company, while holders of Participating equity interests have no general voting rights but have participation rights in the Company.

IFLLC's activities are primarily limited to making advances to the Company under the Revolving Loan Facility and through equity contributions. Equity contributions from IFLLC are arranged to meet the amount and timing of investment and capital needs of the Company.

During the fiscal year ended January 31, 2025, the Company approved and paid $4,041 in dividend distributions which were recorded as a dividend distribution in the Statement of Financial Condition.

NOTE 7.   REGULATORY REQUIREMENTS

Net Capital—The Company conditionally registered as a security-based swap dealer with the SEC with an effective date of January 3, 2023, and as such became subject to the SEC's standalone security-based swap regulatory requirements. As a registered securities-based swap-dealer not using models, the Company is subject to Net Capital Rule 18a-1 ("SEA Rule 18a-1"). The Company computes its net capital under the standard method permitted by SEA Rule 18a-1. The Company is required to maintain net capital, as defined in (a)(2) of SEA Rule 18a-1 that is equal to the greater of $20,000 or 2% of the Company's risk margin amount. The risk margin amount is defined as the sum of the total initial margin amount calculated by the Company with respect to all its non-cleared security-based swaps under SEA Rule 18a-1. As of January 31, 2025, the Company's net capital was $91,399, which exceeded minimum requirements under SEA Rule 18a-1 by $61,892. Advances to affiliates, repayment of borrowings, distributions,

dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEA Rule 18a-1.

Customer Protection and Segregation Requirement —The Company does not engage in cleared swap and security-based swap activity on behalf of its counterparties. For its uncleared swap and security-based swap transactions with its counterparties where the Company is required to collect margin, the Company applies the segregation exemption pursuant to SEC Rule 18a-4(f)(2) and (3). Therefore, any margin collateral received and held by the Company with respect to uncleared swap and security-based swap transactions will be held in a fully segregated collateral account and will not be subject to segregation requirements.

NOTE 8.   SEGMENT REPORTING

The Company is engaged in a single line of business as a dealer in security-based swaps. The Company has identified its Chief Financial Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The measure of segment assets is reported on the Statement of Financial Condition as total assets as of January 31, 2025.

NOTE 9.   COMMITMENTS AND CONTINGENCIES

The Company reviews its lawsuits, regulatory inquiries and other legal proceedings, if any, on an ongoing basis and provides disclosure and records loss contingencies in accordance with loss contingencies accounting guidance. The Company establishes an accrual for losses at management's best estimate when it assesses that they are probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. There are no estimated liabilities or contingencies as of January 31, 2025.

NOTE 10. RISKS

In the normal course of its business, the Company may enter into transactions in financial instruments with counterparties, primarily large financial institutions. The Company's business model is such that when entering into such transactions it seeks to avoid taking on market risk, credit risk, currency risk, interest rate risk and other risks associated with directional trading positions. It does this through policies, procedures, and practices to fully hedge its positions, and through contractual provisions that limit the recourse of those it transacts with against the Company for losses they may experience. While these policies, procedures, and practices are intended to limit the risk to the Company from its transactions in financial instruments, the Company is subject to operational risk in the conduct of its business, both from failures in its own

activities as well from those with whom it transacts and works with in the operation of the business. While contractual limited recourse provisions may insulate the company to some degree from losses due to operational risk, it may not be the case that the Company would avoid exposure to all such losses. Similarly, while contractual limited recourse provisions are intended to insulate the Company from the impact of credit risk and market risk events relating to its financial instrument transactions, it is possible that in a scenario where parties have suffered losses that those provisions would be challenged and that at a minimum the Company would incur significant legal costs to defend claims.

As the Company is subject to regulatory risk, which could include fines, penalties, and refusals to permit the Company to engage in desired business activities. The Company works closely with experienced outside counsel and seeks to conform its activities to regulatory requirements, but it is possible that regulators now and/or in the future may challenge certain activities which are important to the Company's business.

The Company is exposed to concentration risk, which arises from the potential for significant financial impact due to the dependence on a limited number of customers. Concentration risk may result in increased volatility of the Company's financial performance and affect its ability to generate future revenue and profits.

NOTE 11. SUBSEQUENT EVENTS

The Company evaluated subsequent events from January 31, 2025, the date of these financial statements, through April 1, 2025, which represents the date the financial statements were issued, for events requiring recording or disclosure in the financial statements for the year ended January 31, 2025. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements.

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